Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

   August 15, 2008

Re:	NYFIX, Inc. Form 10-K for the Fiscal year Ended December 31, 2007 Filed on March 17, 2008 File No. 001-02292

Dear Ms. Collins:

We have reviewed the Staff’s comment letter dated July 28, 2008 relating to the above referenced filing for NYFIX, Inc. (“NYFIX or the “Company”) and have the following responses.

1.
We note from your response to our prior comment 10 that Fusion OMS was a product offered by your OMS Division. We further note from your disclosures on page 92 that the operating loss for the OMS Division includes impairment charges of $7.6 million, which includes $5.7 million of goodwill impairment and $1.5 million of impaired capitalized software costs. Please explain why the goodwill impairment charge is reflected in the OMS Division’s operating loss when according to Note 4 there was no goodwill allocated to that segment. In this regard, please tell us why the goodwill related to the Fusion OMS product line was allocated to the FIX and Transaction Services Divisions and why the impairment charge was not included in the operating income for these two segments in your footnote disclosures. In addition, please tell us what other costs incurred by the OMS Division contributed to the ($29,627) operating loss for fiscal 2007.

We note your comment. The goodwill associated with the Fusion OMS product was recorded in connection with the full acquisition of Renaissance Trading Technologies, LLC (“Renaissance”) in 2003. As noted in our Form 10-K filed for the year ended December 31, 2005, “the Company’s key considerations for the acquisition of Renaissance included the ability to provide a workstation to manage quote based orders and to cross-sell other NYFIX products including network connectivity and transaction services.” Pursuant to SFAS 142, “Goodwill and Other Intangible Assets,” goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit. Since the Renaissance acquisition was more strategic in nature, e.g., to cross-sell other NYFIX products and services through the Fusion desktop platform, we assigned 50% of the goodwill to the Transaction Services Division and 50% to the FIX Division, even though the other assets and liabilities of Renaissance were assigned to the OMS Division. The incremental values of both the Transaction Services Division and the FIX Division were increased as a result of this acquisition.

Following a decision in the fourth quarter of 2007 to discontinue the Fusion OMS product, we determined that there was no future utility of the remaining $5.7 million recorded value associated with this goodwill. As a result and as described in Note 16 to the consolidated financial statements in our Form 10-K filed for the year ended December 31, 2007 (“2007 Form 10-K”), we included the impairment charge associated with this goodwill in the operating loss of the OMS Division.

In light of the Staff’s comment, however, we undertake to allocate the $5.7 million charge in future filings in accordance with the way in which the goodwill was originally assigned, 50% to the Transaction Services Division and 50% to the FIX Division.

The reported loss for the OMS Division of $(29.6) million for 2007 includes revenues of $10.4 million and costs of $40.0 million. The $40.0 million of costs are summarized below:

(in millions)
Direct Costs	(a	)	$8.6
Allocation of technology resources	(b	)	11.7
Allocation of administrative costs	(b	)	9.4
Impairment charge	(c	)	7.6
Stock-based compensation	(d	)	1.4
Transitional employment costs	(e	)	1.0
Restructuring charge	(f	)	0.3
			$40.0

(a) Reflects costs under the direct control of OMS Division management such as employment costs for staff dedicated to the OMS products, communication and market data expenses and amortization of intangibles and capitalized OMS software.

(b) Reflects costs shared amongst all the divisions for technology resources and administrative services. Shared technology resources include our data center (including equipment that is being depreciated) and employment costs for operational and technical personnel. Shared administrative services include items such as occupancy and costs for internal and external finance, legal and HR resources.

(c) Reflects the impairment of capitalized software and intangible assets related to the decision to discontinue the Fusion OMS product. This amount also includes the $5.7 million impairment charge for goodwill that will be allocated in the segment disclosures of future filings to the Transaction Services Division and the FIX Division.

(d) Reflects the expense associated with grants made to direct employees of the OMS Division as well as a portion of the expense associated with grants to employees in shared technological and administrative functions.

(e) Reflects costs associated with a Board approved program to build critical teams, retain key employees, and remediate certain skill gaps. This amount relates to OMS Division employees and primarily consists of sign-on bonuses, retention bonuses and severance and other termination benefits.

(f) Reflects termination costs for staff dedicated to the discontinued Fusion OMS product.

2.
In addition, please tell us how you considered analyzing your revenues, operating income and gross profit, or the components thereof, at the segmental level in your results of operations discussion. In this regard, we remind you that to the extent that a reportable segment contributes, or is expected to contribute in the future, in a materially disproportionate way to your profitability, you should provide a segmental analysis of your measure of profit and loss. Please refer to Item 303 of Regulation S-K and the related instructions and to our Release 33-8350, and tell us how you considered such guidance in your current MD&A disclosures.

We note your comment. We did consider Item 303 and Release 33-8350 when preparing our MD&A disclosures and believe that the segment detail provided in our discussions of revenue and cost of revenue are appropriate and provide an understanding of our segments and how they impact our overall operating performance. As disclosed in Note 16 to the consolidated financial statements in our 2007 Form 10-K, “operating income (loss) by segment reflects a significant amount of costs which are allocated by headcount, usage and other methods, depending on the nature of the cost.” Accordingly, we believe that providing additional details regarding segment operating profit and loss, after allocating these costs, would not promote a better understanding of our overall operating performance and would be largely duplicative to the discussion of our overall results.

To the extent that you have any questions with respect to our responses, please feel free to contact either the undersigned at (646) 525-3011 or steve.vigliotti@nyfix.com, or Annemarie Tierney, General Counsel, at (646) 525-3090 or annemarie.tierney@nyfix.com.

Sincerely,

/s/ Steven R. Vigliotti
Steven R. Vigliotti
Chief Financial Officer

cc:	P. Howard Edelstein, NYFIX, Inc.
Chris Smith, Friedman, LLP